

May 23, 2012

Via E-mail
Mr. Kevin C. Berryman
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances, Inc.
521 West 57th Street
New York, New York 10019

     RE: **International Flavors & Fragrances, Inc.**
              Form 10-K for the Year Ended December 31, 2011
              Filed February 28, 2012
              Form 10-Q for the Period Ended March 31, 2012
              Filed May 8, 2012
              Response dated May 18, 2012
              File No. 1-4858

Dear Mr. Berryman:

We have reviewed your response letter dated May 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies and Use of Estimates
The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business
Combinations, page 40

2. We note your response to comment three in our letter dated April 23, 2012. Given the
    different categories of products that you provide as well as the different geographical areas
    you serve in both your Flavors and Fragrances businesses, we continue to have difficulty
    understanding how your chief operating decision maker can assess performance and make
    decisions regarding the allocation of resources by viewing operations at your current
    operating segment level. Correspondingly, we have difficulty understanding how your
    current operating segments are also your reporting units. In this regard, please address the
    following:
    - Please provide us with all of the financial information provided to your CODM and
      Board of Directors for each of the last three fiscal years, the three months ended March
      31, 2012, and for each subsequent year and interim period for which you have budgeting
      information;
    - Please provide us with all of the financial information provided to your Group Presidents
      for each of the last three fiscal years, the three months ended March 31, 2012, and for
      each subsequent year and interim period for which you have budgeting information. To
      the extent that this includes financial information at a lower level than your current
      operating segments, please tell us how you determined that your current operating
      segments should be your reporting units pursuant to ASC 350-20-35-33 through 38;
    - Please help us better understand how you determined that your CODM is the Chairman
      and Chief Executive Officer pursuant to ASC 280-10-50-5. We remind you that ASC
      280-10-50-5 states that CODM identifies a function, not necessarily a manager with a
      specific title, and could consist of a group of people. You state that your Group
      Presidents utilize sales and/or certain profitability data by region or market subcategory
      in order to oversee and manage their responsibilities and make investment decisions
      about priorities and resources within their global operating segment. Please tell us what
      consideration you gave as to whether they could also be considered to be part of your
      CODM; and
    - Please provide to us the name, title, and job description of each person that reports to the
      Group President for Flavors as well as the Group President for Fragrances.

Financial Statements

Notes to the Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Research and Development, page 56

3. We note your response to comment five in our letter dated April 23, 2012. Please help us
    better understand how you determined the appropriate accounting for the research and

development credits that you receive. Unlike a typical income tax credit, this particular credit is fully refundable without regard to taxable income or income taxes payable and is not measured by reference to income. You state that this credit is analogous to a government grant or assistance. In this regard, please help us better understand how you determined the credit should be treated as a reduction of income tax expense. Please also tell us the amounts reflected in income tax expense and research and development expense related to these credits for each of the three years ended December 31, 2011 as well as the three months ended March 31, 2012. Please also clarify at what point you record the credit on your financial statements, including if it is as research and development costs are incurred on when the credit is actually received.

Note 12. Segment Information, page 72

4. We note your response to comment 11 in our letter dated April 23, 2012. Given your disclosures in your Business section beginning on page 4 as well as the way you present each of your current operating segments on your website, we have difficulty understanding how you determined that you only have two groups of similar products which are flavors and fragrances. For example, on page 4, you disclose that your Flavors business includes four categories of products: (1) Savory, (2) Beverages, (3) Sweet, pharmaceutical and oral care, and (4) Dairy. Please provide the disclosures required by ASC 280-10-50-40 for each group of similar products and services.

Form 10-Q for the Period Ended March 31, 2012

General

5. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief